

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2010

Deborah Fortescue-Merrin, Chairman and Director
Creator Capital Limited
73 Front Street, Floor Two
Hamilton HM 12
Bermuda

> **Re:** **Creator Capital Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 22, 2010**
> **Form 20-F/A for the Fiscal Year Ended December 31, 2009**
> **Filed August 23, 2010**
> **File No. 001-14611**

Dear Ms. Fortescue-Merrin:

We have reviewed your letter dated October 27, 2010 in connection with the above-referenced filings and continue to consider your responses.

As we have been unable to contact you by telephone, please contact us regarding a conference call with your former accountant to discuss the former accountant's letter required to be filed pursuant to paragraph (a)(3) of Item 16F of Form 20-F.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant